Exhibit 99.1

NewGenIvf Receives Nasdaq Notifications Regarding Minimum Market Value of Publicly Held Shares and
Market Value of Listed Securities Requirements

BANGKOK, Thailand, May 28, 2024 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), today announced that on May 24, 2024, the Company received two letters from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is currently not in compliance with certain requirements under the relevant Nasdaq Listing Rules.

The first letter (the “MVPHS Deficiency Letter”) notified the Company that, for the preceding 35 consecutive business days of the MVPHS Deficiency Letter, the Company’s Class A Ordinary Shares (the “Class A Shares”) did not meet the minimum $15,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(C) (the “MVPHS Requirement”).

The second letter (the “MVLS Deficiency Letter”) notified the Company that, for the preceding 35 consecutive business days, the Class A Shares did not meet the minimum $50,000,000 Market Value of Listed Securities (“MVLS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(A) (the “MVLS Requirement”).

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt(s) of a deficiency notification(s). The MVPHS Deficiency Letter and the MVLS Deficiency Letter have no immediate effect on the listing of the Company’s Class A Shares, which will continue to trade uninterrupted on Nasdaq under the ticker symbol “NIVF.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has an initial compliance period of 180 calendar days, or until November 20, 2024 (the “Compliance Date”), to regain compliance with the MVPHS Requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company also has an initial compliance period of 180 calendar days, or until the Compliance Date, to regain compliance with the MVLS Requirement. If at any time the (i) MVPHS for the Class A Shares is at least $15,000,000 for a minimum of ten consecutive business days or (ii) MVLS for the Class A Shares is at least $50,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with such requirements, as applicable.

In the event the Company does not regain compliance with the above requirements prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market. The Company intends to monitor the MVPHS and MVLS of the Class A Shares and may, if appropriate, consider available options to regain compliance with the MVPHS and MVLS requirements.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen and its management have over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of NewGenIvf’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s or NewGenIvf’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company or NewGenIvf operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in NewGenIvf’s annual report on Form 20-F and other documents filed or to be filed by NewGenIvf’s with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com